UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure and Appointment of Officer

On July 15, 2022, Mr. Bo Yuan tendered his resignation as the Secretary of Ostin Technology Group Co., Ltd. (the “Company”) to the Board of Directors (the “Board”). Mr. Yuan’s resignation was for personal reasons and was not due to any disagreement with the Company. On July 25, 2022, the Board accepted Mr. Yuan’s resignation and appointed Mr. Xiaohong Yin, a director of the Company, to serve as the Company’s Secretary, effective on the same date.

Xiaohong Yin, age 55, has served as the Company’s director since June 2020. Mr. Yin served as director and General Manager of the Company’s majority owned subsidiary, Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”) from January 2011 to August 2021 and was in charge of production, quality control, and after-sale services as well as sales activities of the LCM/OC Department of Jiangsu Austin. He started his career in 1989 at the international business arm of Nanjing Zhongshan Group, a state-owned trade company and had taken on various sales roles within the company before becoming vice president and heading a large sales team. From January 2007 to December 2010, Mr. Yin served as the Legal Representative of Nanjing Shunpu Electronic Co., Ltd., an electronic company in China, where he was responsible for overseeing senior management and performing other activities required by the board of director of such company. Mr. Yin received a bachelor’s degree in Radio Technology from Southeast University in China in 1989.

Mr. Yin has no family relationships with any director or executive officer of the Company. Other than those previously disclosed in the section entitled “Related Party Transactions” in the prospectus included in the Company’s Registration Statement on Form F-1 (File No. 333-253959) initially filed by the Company with the U.S. Securities and Exchange Commission on March 5, 2021, as amended, and declared effective on April 26, 2022, to register the Company’s initial public offering, there are no transactions between the Company and Mr. Yin that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: July 26, 2022